Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Trustmark Corporation

We consent to the use of our reports dated February 27, 2012, with respect to the consolidated balance sheets of Trustmark Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus included in Amendment No. 1 to the Form S-4 filed on July 6, 2012.

/s/ KPMG LLP

Jackson, Mississippi

August 7, 2012